EXHIBIT 99.1

NXT Receives the Advance Payment on the $8.9 Million SFD® Survey Contract and Completes Data Acquisition

CALGARY, Alberta, May 02, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that of the $1.0 Million USD, it has received a $0.9 Million USD advance payment from PE Energy Limited (“PE”) following successful completion of data acquisition and delivery of preliminary interpretation results to the Frontier Exploration Services (“FES”) of the Nigerian National Petroleum Corporation (“NNPC”).  An additional $100,000 USD will be received in the next few days once the international transfer formalities are completed.  PE is the Nigerian oil and gas service company that has the contract with NNPC, to provide 5,000 line kilometers of airborne SFD® Surveys in Nigeria.

NXT has now completed the acquisition of 5,000 line kilometers of SFD® data. The SFD® surveys were conducted over NNPC’s exploration interests in the inland basins of Nigeria.  All flight lines were designed by NNPC/FES.  The final report is expected to be delivered during the third quarter of 2019.

Further payments under the $8.9 Million contract will be made upon completion of each of three (3) project milestones as follows: data acquisition, interpretation and delivery of the final report.

George Liszicasz, President and CEO of NXT, commented, “Africa is still a frontier region for hydrocarbon exploration.  Many African national oil companies want to develop the vast potential that has been neglected for decades to supplement mature declining offshore fields.  The SFD® technology has the potential to deliver significant value to clients in any exploration environment.  I am pleased that we not only completed the surveys required by the contract, but have also acquired nearly 5,000 kilometers of data in record time.  I wish to thank our employees and our partner, PE, for the initial success of this SFD® Survey.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn
Corporate Controller and Interim CFO
+1 403 206 0805
nxt_info@nxtenergy.com
www.nxtenergy.com

or

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the ability to successfully complete the SFD® data acquisition, complete the SFD® recommendations within the contract parameters, and receipt of payments for all contract milestones.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent Annual Information Report for the year ended December 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.